EXHIBIT 99.1

January 29, 2014

Project 1132297

The Board of Directors of Marathon Oil Corporation
Marathon Oil Corporation
2400, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9

Dear Board Members:

Re:    Third Party Report on Reserves

This report was prepared to satisfy requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission Regulation S-K and to provide the qualifications of the technical persons responsible for overseeing the reserve estimation process.

The numbering of items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

i.
We have prepared an independent evaluation of the Canadian mineable oil sands reserves of Marathon Oil Corporation (the "Company") for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserves information in support of the Company’s year-end reserves reporting requirements under US Securities Regulation S-K and for other internal business and financial needs of the Company.

ii.	We have evaluated and reviewed certain reserves of the Company as at December 31, 2013. The completion (transmittal) date of our report is January 29, 2014.

iii.	The following table sets forth the total proved net after royalty reserves under constant prices and costs covered by our report by geographic area, and the proportion of the Company covered.

	Oil and NGL	Natural Gas	Synthetic Crude Oil[1]	Oil Equivalent[2]
Location	MMbbl	Bcf	MMbbl	MMbbl
Canada			680	680

Total Company Reserves[3]	1,046	2,671	680	2,171
Portion of Total Covered	0%	0%	100%	31%

The Company provided to us the total Company reported reserves to derive the portion evaluated by GLJ. We express no opinion on this portion of the Company’s reserves that we did not evaluate.

iv.
Our report covered 100 percent of the Company’s mineable, synthetic crude oil (SCO) reserves; our evaluation coverage from the perspective of the Company’s total reserves is provided above in item iii. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements under the U.S. Securities and Exchange Commission (“SEC requirements”).

The royalty obligations on the evaluated oil sands property, the Athabasca Oil Sands Project (AOSP), are determined upstream, on a bitumen basis. There are two royalty projects, one for Muskeg River Mine operations and one for Jackpine Mine operations. The synthetic crude oil (SCO) reserves reflect both the upgrading yield on bitumen and product value differences between SCO and bitumen. As a consequence of differences in revenue, the royalty rate for SCO is lower than it is on bitumen. No reserves are attributed to internally produced products that are consumed as fuel.

The economic evaluation was prepared to reflect the net present value of Marathon Oil Canada Corporation (MOCC) before any incremental US taxes. Canadian income taxes were included, as well as MOCC supplied estimates of Calgary Office overhead and abandonment and reclamation obligations.

Data used in our evaluation were obtained from regulatory agencies, public sources and from Company personnel and Company files. In the preparation of our report we have accepted as presented, and have relied, without independent verification, upon a variety of information furnished by the Company such as interests and burdens, recent production, product transportation and marketing and sales agreements, historical revenue, capital costs, operating expense data, budget forecasts, capital cost estimates and well data for recently drilled wells. If in the course of our evaluation, the validity or sufficiency of any material information was brought into question, we did not rely on such information until such concerns were satisfactorily resolved.

The Company has warranted in a representation letter to us that, to the best of the Company’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

A field examination of the evaluated property was not performed nor was it considered necessary for the purposes of our report.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

v.
As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12 month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12 month period prior to the effective date of our report. In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

vi.
Our report has been prepared assuming the continuation of existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that the Company currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recover the estimated reserves.

vii.
Oil and gas reserves estimates have an inherent degree of associated uncertainty, the degree of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, and contractual, statutory and regulatory provisions.

viii.
In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate industry standards, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K.

ix.
A summary of the Company reserves evaluated by us was provided for item iii. Of the 680 MMbbl SCO total proved net after royalty reserves evaluated by us, 674 MMbbl SCO are proved developed and 6 MMbbl SCO are proved undeveloped.

GLJ is a private firm established in 1972 whose business is the provision of independent geological and engineering services to the petroleum industry. GLJ is among the largest evaluation firms in North America with approximately 70 engineering and geoscience personnel. GLJ evaluates the reserves of the four producing integrated oil sands mining operations for various owners. Mr. Willmon and Mr. Freeborn conducted the evaluation. Both individuals are qualified, independent reserves evaluators as defined in COGEH, and are registered Practicing Professional Engineers in the Province of Alberta. Mr. Willmon has in excess of 35 years of practical experience in petroleum engineering, has been employed at GLJ as an evaluator/auditor since 1982, and has been involved in evaluations of surface mineable oil sands reserves since 1986. Mr. Freeborn has in excess of 13 years of practical experience in petroleum engineering, and has been employed at GLJ as an evaluator/auditor since 1999, and has been involved in evaluations of surface mineable oil sands reserves since 2009.

We trust this meets your current requirements.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

“ORIGINALLY SIGNED BY”

Tim R. Freeborn, P. Eng.

“ORIGINALLY SIGNED BY”

James H Willmon, P. Eng.
Vice President

TRF/JHW/ljn